Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Astronics Corporation for the registration of common stock, preferred stock, warrants, rights, stock purchase contracts, units and debt securities, and to the incorporation by reference therein of our reports dated March 3, 2011, with respect to the consolidated financial statements and schedule of Astronics Corporation, and the effectiveness of internal control over financial reporting of Astronics Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Buffalo, New York

August 9, 2011